Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated May 9, 2022

Preliminary Prospectus Supplement dated February 5, 2024

Registration Statement File No. 333-264799

Spire Inc.

Offering of

$350,000,000 5.300% Senior Notes due 2026

Pricing Term Sheet

February 5, 2024

Issuer:	Spire Inc.

Selling Securityholders:	Wells Fargo Securities, LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC

Ratings (Moody’s / S&P)*:	Baa2 (stable) / BBB+ (negative)

Pricing Date:	February 5, 2024

Settlement Date**:	February 12, 2024 (T+5)

Security Type:	Senior Notes

Maturity Date:	March 1, 2026

Interest Payment Dates:	March 1 and September 1, commencing on September 1, 2024

Principal Amount:	$350,000,000

Benchmark Treasury:	4.250% due January 31, 2026

Benchmark Price / Yield:	99-19 3⁄4 / 4.453%

Spread to Benchmark:	+85 bps

Yield to Maturity:	5.303%

Coupon:	5.300%

Public Offering Price:	99.990% of the principal amount

No Optional Redemption:	The notes may not be redeemed prior to the maturity date

CUSIP / ISIN:	84857L AC5 / US84857LAC54

Joint Book-Running Managers:	Wells Fargo Securities, LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment for the notes on or about February 12, 2024, which is the fifth business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+5”). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this pricing term sheet or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of this pricing term sheet or the next two succeeding business days should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates (File No. 333-264799). Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC website at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information therein.